UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K/A

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2005


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________.



Commission file number 0-00981
                       -------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PUBLIX SUPER MARKETS, INC.
                          3300 PUBLIX CORPORATE PARKWAY
                             LAKELAND, FLORIDA 33811

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

        Index to Financial Statements, Supplemental Schedule and Exhibit



Report of Independent Registered Public Accounting Firm

Financial Statements:

   Statements of Net Assets Available for Plan Benefits - December 31, 2005 and
     December 31, 2004

   Statements of Changes in Net Assets Available for Plan Benefits - Years ended
     December 31, 2005 and December 31, 2004

   Notes to Financial Statements


Supplemental Schedule:

   Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31,
     2005

Exhibit:

   Exhibit 23, Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------




The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






KPMG LLP


June 27, 2006
Tampa, Florida
Certified Public Accountants

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2005 and 2004




                                                   2005                 2004
                                                   ----                 ----

Assets
------
Investments, at fair value                     $935,950,122         731,779,572

Employer contribution receivables                16,625,528          15,523,453
                                               ------------         -----------

     Total assets                               952,575,650         747,303,025
                                               ------------         -----------


Liabilities
-----------
Excess contributions payable                      3,934,199           3,537,706
                                               ------------         -----------

     Total liabilities                            3,934,199           3,537,706
                                               ------------         -----------


Net assets available for plan benefits         $948,641,451         743,765,319
                                               ============         ===========

See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 2005 and 2004




                                                      2005             2004
                                                      ----             ----

Additions to net assets attributed to:
Contributions:
  Participant                                     $ 80,755,260       74,159,223
  Employer - stock                                  16,625,528       15,523,453
                                                  ------------      -----------


    Total contributions                             97,380,788       89,682,676
                                                  ------------      -----------


Investment income:
  Net appreciation in fair value of
    investments                                    146,873,893      105,414,907
  Dividends                                          8,268,400        4,755,639
  Interest                                           2,113,959        1,549,786
                                                  ------------      -----------


    Total investment income                        157,256,252      111,720,332
                                                  ------------      -----------


    Total additions to plan assets                 254,637,040      201,403,008
                                                  ------------      -----------


Deductions from net assets attributed to:
  Distributions to participants                    (49,308,243)     (41,894,637)
  Fees paid by participants                           (452,665)        (443,164)
                                                  ------------      -----------


    Total deductions to plan assets                (49,760,908)     (42,337,801)
                                                  ------------      -----------


Net additions to plan assets                       204,876,132      159,065,207


Net assets available for plan benefits:
    Beginning of year                              743,765,319      584,700,112
                                                  ------------      -----------

    End of year                                   $948,641,451      743,765,319
                                                  ============      ===========




See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(1)   Description of Plan and Summary of Accounting Policies
      ------------------------------------------------------
      The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

      The Plan, which became effective January 1, 1995, is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was amended on March 17, 2004, July 30, 2004, December 8, 2004, July 1, 2005 and November 9, 2005, to reflect certain additions and changes to various Plan provisions.

      Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the "Company" or "Publix") are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

      (a)  Contributions
           -------------
           Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by Federal law. Participants direct the investment allocations of their contributions and the earnings thereon among twelve investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the Accounts of eligible participants of the Plan as determined by the Company's Board of Directors. During 2005 and 2004, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc. Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc.

      (b)  Participant Accounts
           --------------------
           Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $82,813 and $79,566 for the years ended December 31, 2005 and 2004, respectively, and were used to reduce Company matching contributions in both years.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



      (c)  Vesting
           -------
           Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

      (d)  Loans to Participants
           ---------------------
           All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000, less the participant's highest outstanding loan balance during the previous twelve month period. However, any money held by the participant in the Publix stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by State Street Bank and Trust Company as of the first day of each calendar quarter based on the United States prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

           A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited pro-rata to the participant's Savings Contribution Account and Matching Contribution Account from which the loan was originally funded and reinvested according to the participant's current investment elections. Upon separation of employment, all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

      (e)  Termination of Plan
           -------------------
           The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contribution Account.

      (f)  Distribution of Benefits
           ------------------------
           Benefits are recorded when paid.

           Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account.

           A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



           Upon separation of service, retirement, disability or death, participants or their beneficiaries may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix stock. If the value of the participant's vested Accounts was $5,000 or less prior to March 28, 2005, or is $1,000 or less, on or after March 28, 2005, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeded $5,000 prior to March 28, 2005, or exceeds $1,000 on or after March 28, 2005, and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

           If a deceased participant's Savings Contribution Account and vested Matching Contribution Account exceeded $5,000 prior to March 28, 2005, or exceeds $1,000 on or after March 28, 2005, distribution must be made to a participant's beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant's death. If the beneficiary is the participant's surviving spouse, such beneficiary may defer distribution until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

      (g)  Basis of Accounting
           -------------------
           The financial statements of the Plan are prepared using the accrual basis of accounting.

      (h)  Investments
           -----------
           The market value of Publix Super Markets, Inc. common stock is based upon quarterly appraisals prepared by an independent appraiser. The fair value of other investments is determined based upon quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

           Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan.

      (i)  Use of Estimates
           ----------------
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


(2)   Administration of the Plan
      --------------------------
      The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan.

      The Plan administration costs are paid by Publix, except as follows:

      - As a result of an amendment to the Plan effective August 1, 2005, administrative fees of $42,270 for the year ended December 31, 2005 were deducted from the Accounts of former Publix employees and beneficiaries.
      - Loan fees of $404,232 and $439,665 for the years ended December 31, 2005 and 2004, respectively, were deducted from the Accounts of Plan participants who received loans.
      - Redemption fees of $6,163 and $3,499 for the years ended December 31, 2005 and 2004, respectively, were deducted from the Accounts of Plan participants who had trading activity that met the definition of "market timing" under the applicable investment fund.

(3)   Investments
      -----------
      The Plan consists of the following investments:

      (a)  American Funds EuroPacific Growth (R-3) Fund
           --------------------------------------------
           This mutual fund seeks long-term capital growth by investing in stocks of attractive valued companies located in Europe and the Pacific Basin. Effective January 1, 2005, this fund replaced the SSgA International Growth Opportunities Fund.

      (b)  Managers Special Equity Fund
           ----------------------------
           This mutual fund seeks long-term capital growth by investing in common and preferred stocks of companies with small and medium market capitalizations with the potential for capital appreciation as a result of earnings growth or improvements in equity valuation.

      (c)  SSgA Strategic Balanced Funds
           -----------------------------
           These funds are institutional ERISA commingled funds that use an asset allocation approach to provide for both current income and capital appreciation.

           The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., conservative, moderate and aggressive). The three SSgA Strategic Balanced Funds are:

           SSgA Aggressive Strategic Balanced Fund
           ---------------------------------------
           This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

           SSgA Moderate Strategic Balanced Fund
           -------------------------------------
           This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



           SSgA Conservative Strategic Balanced Fund
           -----------------------------------------
           This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes.

      (d)  SSgA S&P MidCap Index Fund
           --------------------------
           This fund is an institutional ERISA commingled fund. The fund seeks to replicate the Standard & Poor's MidCap 400 Index ("S&P MidCap 400 Index"). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index. Effective August 31, 2005, this fund was added as a new investment fund option to the Plan.

      (e)  Smith Barney Large Cap Growth (A) Fund
           --------------------------------------
           This mutual fund seeks long-term capital growth by investing primarily in securities of companies with large market capitalizations. The fund attempts to identify stocks of established companies which are dominant in their industries due to product, distribution or service strength. Effective April 7, 2006, this fund was renamed the Legg Mason Partners Large Cap Growth (A) Fund.

      (f)  Davis New York Venture (A) Fund
           -------------------------------
           This mutual fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are under-followed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

      (g)  SSgA S&P 500 Index Fund
           -----------------------
           This mutual fund seeks to replicate the Standard & Poor's 500 Index ("S&P 500 Index"), an index made up of 500 common stocks of United States companies that is generally considered to be representative of the overall United States stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

      (h)  PIMCO Total Return Fund
           -----------------------
           This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include United States government and corporate bond securities, mortgage and other asset-backed securities, United States dollar-denominated securities of non-United States issuers and money market instruments.

      (i)  SSgA Stable Value Fund
           ----------------------
           This fund is an institutional ERISA commingled fund. The fund seeks to preserve capital while maintaining a rate of return comparable with other conservative fixed income investments. The fund invests in investment contracts issued by insurance companies, banks and other financial institutions as well as enhanced short-term investment products.

                                                                     (Continued)
                                     -5-

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


      (j)  Publix Stock Fund
           -----------------
           This fund includes two components: shares of Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund, an institutional ERISA commingled fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates.

      The fair value of investments in the following funds each represented 5% or more of the Plan's net assets available for plan benefits.

                                                          December 31,
                                                          ------------
                                                      2005             2004
                                                      ----             ----

      Publix Stock Fund                           $714,286,154      519,984,705

      Smith Barney Large Cap Growth (A) Fund        51,492,421       52,875,428



      During 2005 and 2004, the Plan's investments (including gains on investments bought and sold, as well as held during the year) appreciated in value by $146,873,893 and $105,414,907, respectively, as follows:

                                                     Year Ended December 31,
                                                     -----------------------
                                                      2005             2004
                                                      ----             ----

      Publix Stock Fund                           $140,003,872       97,624,730

      Mutual Funds                                   4,622,001        4,471,855

      Commingled Funds                               2,248,020        3,318,322
                                                  ------------      -----------

                                                  $146,873,893      105,414,907
                                                  ============      ===========

(4)   Employer Contribution Receivables
      ---------------------------------
      The employer contribution receivables are contributed in the form of common stock of Publix Super Markets, Inc. The matching contribution, net of forfeitures, of $16,625,528 for the 2005 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2005 and funded by the Company in the 2006 Plan year with the transfer of 206,528 shares of common stock. The matching contribution, net of forfeitures, of $15,523,453 for the 2004 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2004 and funded by the Company in the 2005 Plan year with the transfer of 242,554 shares of common stock.

      Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

                                                                     (Continued)
                                     -6-

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(5)   Reconciliation of Financial Statements to Form 5500
      ---------------------------------------------------
      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                           ------------

                                                        2005           2004
                                                        ----           ----

        Net assets available for plan benefits
           per the financial statements             $948,641,451    743,765,319

        Less: Amounts allocated to withdrawing
           participants                               (2,208,363)     1,916,212)
                                                     ------------    -----------

        Net assets available for plan benefits
           per the Form 5500                        $946,433,088     741,849,107
                                                    ============     ===========


      The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                      Year ended December 31,
                                                      -----------------------

                                                        2005           2004
                                                        ----           ----

        Benefit payments to participants per the
           financial statements                     $ 49,308,243     41,894,637

        Add:  Amounts allocated to withdrawing
           participants at end of year                 2,208,363      1,916,212

        Less: Amounts allocated to withdrawing
           participants at beginning of year          (1,916,212)    (1,411,180)

        Less: Accrued excess contributions payable
           at end of year                             (3,934,199)    (3,537,706)
                                                     ------------    -----------

        Benefit payments to participants per the
           Form 5500                                $ 45,666,195     38,861,963
                                                    ============     ===========
        Distributions of excess contributions for
           years ended December 31, 2005 and 2004
           per the Form 5500                        $  3,934,199      3,537,706
                                                    ============     ===========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2005 and 2004, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2005 and 2004 Plan years were recorded as a liability in the financial statements as of and for the years ended December 31, 2005 and 2004.

                                                                     (Continued)
                                     -7-

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(6)   Related-Party Transactions
      --------------------------
      Certain Plan investments are commingled funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management division of State Street Bank and Trust Company, which is the Primary Trustee for the Plan.

      The Smith Barney Large Cap Growth (A) Fund is a mutual fund that was managed by Smith Barney Fund Management LLC. Citigroup Asset Management serves as the asset management arm of Citigroup Inc. and provides investment management services through various affiliated entities, which included Smith Barney Fund Management LLC. However, Citigroup Inc. sold substantially all of Citigroup Asset Management to Legg Mason on December 1, 2005, and the Smith Barney Large Cap Growth (A) Fund was renamed the Legg Mason Partners Large Cap Growth (A) Fund on April 7, 2006.

      Citigroup Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan
      Administrator, as a joint venture. Therefore, the transactions involving these investments, in addition to Publix Super Markets, Inc. common stock, qualify as party-in-interest transactions.

      The Plan received dividends on Publix Super Markets, Inc. common stock amounting to $5,819,230 and $3,457,722 for the years ended December 31, 2005 and 2004, respectively. Such dividends are invested in the Publix Stock Fund.


(7)   Tax Status
      ----------
      The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan's design is exempt from Federal income taxes under Code Section 501(a). Though the Plan has been amended since July 1, 2001, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document.

                                                           Supplemental Schedule


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                               December 31, 2005



                                      Number of                        Fair
Name of Issuer and Title of Issue   Units/Shares       Cost            Value
---------------------------------   ------------       ----            -----

Marketable:

   American Funds EuroPacific
      Growth (R-3) Fund                232,789     $  8,478,889       9,453,552

   Managers Special Equity Fund        121,270        9,444,288      10,522,556

   SSgA Strategic Balanced Funds:
      SSgA Aggressive Strategic
         Balanced Fund *               561,665        5,620,587       6,687,252
      SSgA Moderate Strategic
         Balanced Fund *               806,348        8,419,392       9,899,562
      SSgA Conservative Strategic
         Balanced Fund *               299,686        3,343,842       3,743,792


   SSgA S&P MidCap Index Fund *         16,682          548,902         567,129

   Smith Barney Large Cap
      Growth (A) Fund *              2,239,775       45,079,912      51,492,421

   Davis New York Venture (A) Fund     337,331        9,365,696      11,368,041

   SSgA S&P 500 Index Fund *         1,445,285       26,714,617      29,700,615

   PIMCO Total Return Fund           1,316,454       14,128,795      13,822,768

   SSgA Stable Value Fund *         19,832,074       31,295,888      34,165,110


Publix Stock Fund
-----------------
Marketable:
   SSgA Yield Enhanced Short Term
      Investment Fund *              1,642,356       17,964,217      18,018,143

Non-Marketable:
   Common stock of Publix Super
      Markets, Inc. *                8,649,292      387,298,609     696,268,011


Participants' Loans at rates of
   4.00% to 9.50%                                           ---      40,241,170
                                                   ------------      ----------

                                                   $567,703,634     935,950,122
                                                   ============     ===========

* Parties-in-interest

                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 29, 2006                   By:  /s/Linda S. Kane
                                            ---------------------------

                                            Linda S. Kane
                                            Vice President Benefits
                                            Administration and
                                            Assistant Secretary
                                            Publix Super Markets, Inc.,
                                            Plan Administrator